Exhibit 99.1

Westport Reschedules Q4 and 2023 Audited Financial Results Release to Post-Market on March 25, 2024

VANCOUVER, BC, March 11, 2024 /CNW/ - Westport Fuel Systems Inc. (TSX: WPRT) (NASDAQ: WPRT) ("Westport" or "The Company") announces that, in consideration of the Company's announcement today regarding the signing of an investment agreement to form a joint venture to accelerate the commercialization of its HPDI fuel system, the Company will reschedule the release of its audited financial results for the fourth quarter and fiscal year ending December 31, 2023.  Results will now be issued on Monday, March 25, 2024, after the close of market. A conference call and webcast to discuss the financial results and other corporate developments will be held on Tuesday, March 26, 2024.

Time:               10:00 a.m. ET (7:00 a.m. PT)
Dial-in:             1-416-764-8688 or toll-free at 1-888-390-0546
Webcast:         https://investors.wfsinc.com

To join the conference call without operator assistance, callers may register up to 60 minutes before the event and enter their phone number through this RapidConnect URL: https://emportal.ink/48oua6E and receive an instant automated call back.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-888-390-0541 (Canada & USA toll-free) or 1-416-764-8677 using the passcode 618393#. The telephone replay will be available until April 9, 2024.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

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SOURCE Westport Fuel Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2024/11/c7458.html

%CIK: 0001370416

For further information: Investor Inquiries: Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 21:30e 11-MAR-24